UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Reports Third Quarter 2021 Results

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 9, 2021--Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) (the "Company", "Sierra Wireless", "we", "us", or "our") reported results for its third quarter of 2021. All results are reported in U.S. dollars and are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP" or "GAAP"), except as otherwise indicated below.

Revenue in the third quarter of 2021 was $82.5 million compared to $113.4 million in the third quarter of 2020. The decrease in revenue was due to the reduction in hardware sales due to manufacturing capacity constraints in Vietnam as a result of COVID-19 related restrictions.

Quarterly revenue for our two business segments was as follows:

(i)	Revenue from IoT Solutions was $53.7 million compared to $79.3 million in the third quarter of 2020. The decrease in revenue was due to the previously discussed manufacturing capacity constraints.

(ii)

Revenue from Enterprise Solutions was $28.8 million compared to $34.0 million in the third quarter of 2020. The decrease was due to the reduction in hardware sales of Enterprise gateways due to the previously discussed manufacturing capacity constraints.

“We continue to experience very strong customer demand, and we had record backlog at the end of the Third Quarter,” said Phil Brace, President and CEO of Sierra Wireless. "The manufacturing capacity constraints we experienced in Q3 are improving in the current quarter but we are still facing the industry-wide tight supply for parts and components. I would like to thank our customers, suppliers and employees as we collectively work through the current environment."

Product revenue decreased 43.5% year-over-year to $47.2 million, representing 57.3% of consolidated revenue in the quarter. Connectivity, software, and services revenue increased 18.2% year-over-year to $35.2 million, representing 42.7% of consolidated revenue. Monthly recurring revenue ("MRR"1) was $11.5 million in September, a year-over-year increase of 21.1%.

In accordance with U.S. GAAP, the results of operations of the Automotive Business are reported as discontinued operations in our consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2021 and 2020.

Non-U.S. GAAP financial measures referred to in this news release are labeled as a "non-GAAP measure" or are designated as such with an asterisk (*). Please see "Non-GAAP Financial Measures" for explanations of why the Company uses these non-GAAP measures and "Reconciliation of GAAP and Non-GAAP Results by Quarter" for reconciliation to the most comparable U.S. GAAP financial measures.

__________________

[1] MRR is defined as the monthly subscription revenue including usage fees from current subscribers. MRR is a key performance metric to measure our performance and growth in our recurring revenue, both to help investors better understand and assess the performance of our business and also because our mix of revenue generated from recurring sources has increased in recent years. MRR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. MRR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. MRR is not a forecast.

Third Quarter 2021 Financial Highlights

  Gross margin was 29.3% in the third quarter of 2021 compared to 34.8% in the third quarter of 2020. The decrease was primarily impacted by fixed costs spread over lower production volumes due to previously discussed manufacturing capacity constraints, increased component costs, and certain non-recurring COVID-19 costs in Vietnam.
  IoT Solutions gross margin was 19.9% in the third quarter of 2021 compared to 28.5% in the third quarter of 2020, and Enterprise Solutions gross margin was 46.8% in the third quarter of 2021 compared to 49.6% in the third quarter of 2020.
  Operating expenses were $61.4 million in the third quarter of 2021 compared to $57.2 million in the third quarter of 2020. The increase was primarily due to an $11.5 million impairment charge related to the intangible assets of Maingate that was acquired in 2015 in Sweden. Excluding this impairment, our operating expenses in the third quarter of 2021 decreased compared to the third quarter of 2020.
  Net loss from continuing operations was $38.4 million in the third quarter of 2021 compared to $14.5 million in the third quarter of 2020 due to lower revenue, lower gross margin, and impairment expense.
  Adjusted net loss from continuing operations* was $20.7 million, or loss of $0.56 per share, in the third quarter of 2021 compared to $11.7 million, or loss of $0.32 per share, in the third quarter of 2020.
  Adjusted EBITDA* loss was $15.0 million in the third quarter of 2021 compared to a loss of $7.1 million in the third quarter of 2020.
  Long-term debt was $9.9 million as at September 30, 2021 compared to nil as at June 30, 2021.

Cash Position

Cash and cash equivalents and restricted cash at the end of the third quarter of 2021 were $75.5 million compared to $118.5 million at the end of the second quarter of 2021, a decrease of $42.9 million. The decrease in cash was primarily driven by the impact of the previously discussed manufacturing capacity constraints and our continued investment in inventory, partially offset by new financing of $9.9 million from attractive long-term debt.

Financial Guidance

The impact of the COVID-19 pandemic on our global business continues to remain uncertain. While we continue to experience and evaluate the effects on our business, the overall severity and duration of adverse impacts related to COVID-19 on our business, financial condition, cash flows, and operating results for the fourth quarter of 2021 and beyond cannot be reasonably estimated at this time.

Demand for our products remains very strong. While our manufacturing capacity is expected to improve in the fourth quarter and we expect to build and ship more modules and gateways, the ongoing potential impact of COVID-19 and tight supply chain makes for an uncertain operating environment. Given this landscape and potential risks and uncertainties we are providing guidance range for revenue in the fourth quarter of $120 million to $135 million.

This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.

Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures included in this press release are adjusted net earnings (loss) from continuing operations*, adjusted basic and diluted net earnings (loss) per share from continuing operations*and adjusted EBITDA* (earnings before interest, taxes, depreciation, and amortization).

Adjusted net earnings (loss) from continuing operations* excludes the impact of stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, acquisition-related amortization, the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, foreign exchange gains or losses on forward contracts, and certain tax adjustments.

Adjusted EBITDA* from continuing operations is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, and income tax expense (recovery). Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance.

We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Conference call and webcast details

Sierra Wireless is hosting a conference call to discuss its financial results for the third quarter ended September 30, 2021 on Tuesday November 9, 2021, at 6:00 PM Eastern time (3:00 PM Pacific time).

To participate, dial the following number approximately ten minutes prior to the start of the call:

  Toll-free (Canada and US): 1-877-201-0168
  Alternate number: 1-647-788-4901
  Conference ID: 8888166

Conference call and webcast details are available at the following link:
Sierra Wireless Q3 2021 Conference Call and Webcast

If the above link does not work, copy and paste the following URL into your browser:

https://onlinexperiences.com/Launch/QReg/ShowUUID=E03B257F-D00D-4490-A838-C224F22947FA

The webcast will remain available at the above link for one year following the call.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our fourth quarter fiscal 2021 guidance; our expectations regarding customer demand, our supply chain, manufacturing capacity (including manufacturing shutdowns or slowdowns) and the potential impact of COVID-19 in these areas; our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of IoT solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and gateways. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations, and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements expect as required by applicable securities laws.

Forward-looking statements:

  Typically include words and phrases about the future such as "outlook", "guidance", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.
  Are not promises or guarantees of future performance. They represent our current views and may change significantly.
  Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
    new management changes;
    the scope and duration of the COVID-19 pandemic and its impact on our business;
    our ability to return to normal operations after the COVID-19 pandemic has subsided globally;
    expected component supply constraints and manufacturing capacity;
    logistical constraints impacting our ability to receive supply from our suppliers and deliver product to our customers;
    customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
    our ability to effect and to realize the anticipated benefits of our business transformation and restructuring initiatives, and the timing thereof;
    our ability to develop, manufacture, and sell new products and services that meet the needs of our customers and gain commercial acceptance;
    expected macro-economic business conditions;
    expected cost of sales;
    our ability to win new business;
    our ability to integrate acquired businesses and realize expected benefits;
    our ability to renew or obtain credit facilities when required;
    expected deployment of next generation networks by wireless network operators;
    our operations not being adversely disrupted by further ransomware or cyber security attacks;
    our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
    expected tax and foreign exchange rates.
  Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:
    prolonged negative impact from COVID-19;
    our access to capital, if required;
    competition from new or established competitors or from those with greater resources;
    our reliance on single source suppliers for certain components used in our products;
    our dependence on a limited number of third party manufacturers;
    cyber-attacks or other breaches of our and our vendors' information technology security;
    natural catastrophes or public health epidemics that could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;
    the loss of, or significant demand fluctuations from, any of our significant customers;
    our financial results being subject to fluctuations;
    our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;
    our ability to respond to changing technology, industry standards, and customer requirements;
    failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
    deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
    our ability to hire and transition in a timely manner experienced and qualified additional executive officers and key employees as needed to achieve our business objectives;
    risks related to the transmission, use and disclosure of user data and personal information;
    disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
    risks that our investments and partnerships may fail to realize the expected benefits;
    risks related to infringement on intellectual property rights of others;
    our ability to obtain necessary rights to use software or components supplied by third parties;
    our ability to enforce our intellectual property rights;
    unanticipated costs associated with litigation or settlements;
    our dependence on mobile network operators to promote and offer acceptable wireless data services;
    risks related to contractual disputes with counterparties;
    risks related to governmental regulation;
    risks inherent in foreign jurisdictions; and
    risks related to tariffs or other trade restrictions.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (In thousands of U.S. dollars, except where otherwise stated) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue
IoT Solutions	$53,657	$79,345	$218,544	$225,356
Enterprise Solutions	28,793	34,026	104,753	102,754
	82,450	113,371	323,297	328,110
Cost of sales
IoT Solutions	42,981	56,757	161,357	161,553
Enterprise Solutions	15,320	17,162	53,833	51,172
	58,301	73,919	215,190	212,725
Gross margin	24,149	39,452	108,107	115,385
Expenses
Sales and marketing	18,574	20,072	59,818	64,818
Research and development	16,238	17,699	50,652	61,151
Administration	10,410	11,199	37,534	35,111
Restructuring	369	3,089	4,663	3,940
Acquisition-related and integration	(26)	140	255	325
Impairment	11,544	—	11,544	—
Amortization	4,294	5,040	13,307	15,755
	61,403	57,239	177,773	181,100
Loss from operations	(37,254)	(17,787)	(69,666)	(65,715)
Foreign exchange (loss) gain	(2,601)	3,659	(5,717)	4,269
Other expense	(463)	(988)	(2,352)	(1,463)
Loss before income taxes	(40,318)	(15,116)	(77,735)	(62,909)
Income tax recovery	(1,912)	(633)	(755)	(3,925)
Net loss from continuing operations	$(38,406)	$(14,483)	$(76,980)	$(58,984)
Net earnings (loss) from discontinued operations	459	2,456	(778)	8,687
Net loss	$(37,947)	$(12,027)	$(77,758)	$(50,297)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(960)	2,670	(2,627)	2,122
Comprehensive loss	$(38,907)	$(9,357)	$(80,385)	$(48,175)

Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(1.03)	$(0.40)	$(2.08)	$(1.62)
Discontinued operations	0.01	0.07	(0.02)	0.24
	$(1.02)	$(0.33)	$(2.10)	$(1.38)
Weighted average number of shares outstanding (in thousands)
Basic	37,196	36,417	36,976	36,345
Diluted	37,196	36,417	36,976	36,345

SIERRA WIRELESS, INC. CONSOLIDATED BALANCE SHEETS (In thousands of U.S. dollars, except where otherwise stated) (unaudited)

	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$72,346	$160,560
Restricted cash	3,193	10,864
Accounts receivable	52,457	68,575
Inventories	71,191	32,815
Prepaids and other	26,003	11,933
	225,190	284,747
Property and equipment, net	31,945	31,412
Operating lease right-of-use assets	15,849	20,068
Intangible assets, net	57,355	78,081
Goodwill	169,619	175,545
Deferred income taxes	1,072	1,135
Other assets	8,103	10,383
	$509,133	$601,371
Liabilities
Current liabilities
Accounts payable and accrued liabilities	137,750	162,138
Deferred revenue	10,671	9,862
Current portion of long-term debt	246	—
	148,667	172,000
Long-term obligations	42,534	45,646
Operating lease liabilities	15,457	17,054
Long-term debt	9,662	—
Deferred income taxes	7,340	10,258
	223,660	244,958
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 37,238,177 shares (December 31, 2020 - 36,619,439 shares)	452,350	441,999
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 8,542 shares (December 31, 2020 – 46,505 shares)	(136)	(542)
Additional paid-in capital	50,557	49,489
Retained deficit	(209,091)	(128,953)
Accumulated other comprehensive loss	(8,207)	(5,580)
	285,473	356,413
	$509,133	$601,371

SIERRA WIRELESS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of U.S. dollars) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Cash flows provided by (used in):
Operating activities
Net loss	$(37,947)	$(12,027)	$(77,758)	$(50,297)
Items not requiring (providing) cash
Amortization	7,208	8,269	21,783	25,292
Stock-based compensation	1,767	5,667	14,004	12,125
Deferred income tax (recovery) expense	(2,378)	153	(2,381)	144
Impairment	11,544	—	11,544	—
Unrealized foreign exchange loss (gain)	2,841	(4,278)	7,002	(3,917)
Other	(45)	54	292	(153)
Changes in non-cash working capital
Accounts receivable	22,049	(27,524)	14,853	(1,236)
Inventories	(24,375)	9,330	(38,610)	(2,225)
Prepaids and other	(928)	8,273	(12,012)	2,614
Accounts payable and accrued liabilities	(28,532)	4,589	(23,037)	10,622
Deferred revenue	348	(188)	744	(1,404)
Cash flows used in operating activities	(48,448)	(7,682)	(83,576)	(8,435)
Investing activities
Additions to property and equipment	(3,187)	(2,416)	(11,868)	(12,143)
Additions to intangible assets	(1,139)	(503)	(4,061)	(1,974)
Proceeds from sale of property and equipment	51	28	90	252
Acquisition of M2M Group, net of cash acquired	—	—	—	(18,391)
Acquisition of M2M New Zealand, net of cash acquired	—	—	(319)	—
Cash flows used in investing activities	(4,275)	(2,891)	(16,158)	(32,256)
Financing activities
Issuance of common shares, net of issuance cost	481	883	4,082	883
Purchase of treasury shares for RSU distribution	(111)	(544)	(7,574)	(764)
Taxes paid related to net settlement of equity awards	—	(565)	(1,057)	(1,191)
Decrease in other long-term obligations	(73)	(47)	(175)	(234)
Proceeds from short-term borrowings	—	10,000	—	25,000
Proceeds from long-term debt	9,908	9,383	9,908	9,383
Cash flows provided by financing activities	10,205	19,110	5,184	33,077
Effect of foreign exchange rate changes on cash and cash equivalents	(429)	978	(1,335)	503
Cash, cash equivalents and restricted cash, (decrease) increase in the period	(42,947)	9,515	(95,885)	(7,111)
Cash, cash equivalents and restricted cash, beginning of period	118,486	62,457	171,424	79,083
Cash, cash equivalents and restricted cash, end of period	$75,539	$71,972	$75,539	$71,972

SIERRA WIRELESS, INC. RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net loss from continuing operations - GAAP	$(38,406)	$(10,036)	$(28,538)	$(11,167)	$(14,483)	$(17,291)	$(27,210)	$(15,316)
Stock-based compensation and related social taxes	1,820	3,807	7,928	6,461	5,085	3,256	3,200	1,773
Phantom RSU (recovery) expense	(69)	569	206	691	261	141	74	35
Restructuring	369	1,720	2,574	4,800	3,089	245	606	2,251
Acquisition-related and integration	(26)	72	209	115	140	185	—	274
COVID-19 government relief	(168)	(1,016)	(2,049)	(954)	(6,298)	—	—	—
CEO retirement/search	42	400	1,655	—	—	—	—	—
Impairment	11,544	—	—	—	—	—	—	877
Ransomware incident	271	1,135	533	—	—	—	—	—
COVID-19 factory constraint incremental costs	1,135	—	—	—	—	—	—	—
Other non-recurring costs	349	521	299	330	299	152	87	795
Amortization	7,208	7,267	7,308	7,054	8,030	7,823	7,726	7,849
Interest and other expense, net	192	111	110	564	988	283	192	111
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	2,693	(821)	4,816	(2,804)	(3,572)	(3,955)	2,836	(1,580)
Income tax (recovery) expense	(1,912)	605	552	(7,984)	(633)	427	(3,719)	(262)
Adjusted EBITDA*	$(14,958)	$4,334	$(4,397)	$(2,894)	$(7,094)	$(8,734)	$(16,208)	$(3,193)

Net loss from continuing operations - GAAP	$(38,406)	$(10,036)	$(28,538)	$(11,167)	$(14,483)	$(17,291)	$(27,210)	$(15,316)
Stock-based compensation and related social taxes	1,820	3,807	7,928	6,461	5,085	3,256	3,200	1,773
Phantom RSU (recovery) expense	(69)	569	206	691	261	141	74	35
Restructuring	369	1,720	2,574	4,800	3,089	245	606	2,251
Acquisition-related and integration	(26)	72	209	115	140	185	—	274
COVID-19 government relief	(168)	(1,016)	(2,049)	(954)	(6,298)	—	—	—
CEO retirement/search	42	400	1,655	—	—	—	—	—
Impairment	11,544	—	—	—	—	—	—	877
Ransomware incident	271	1,135	533	—	—	—	—	—
COVID-19 factory constraint incremental costs	1,135	—	—	—	—	—	—	—
Other non-recurring costs	349	521	299	330	299	152	87	795
Acquisition-related amortization	2,776	2,890	3,135	3,306	3,555	3,886	3,889	3,593
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	2,693	(821)	4,816	(2,804)	(3,572)	(3,955)	2,836	(1,580)
Income tax (recovery) expense adjustment	(3,008)	(357)	(393)	(7,784)	200	358	(2,696)	415
Adjusted loss from continuing operations*	$(20,678)	$(1,116)	$(9,625)	$(7,006)	$(11,724)	$(13,023)	$(19,214)	$(6,883)

Weighted average number of shares (in thousands) - basic and diluted	37,196	36,992	36,736	36,534	36,417	36,341	36,277	36,222

Basic and diluted adjusted net loss per share from continuing operations (in dollars)*	$(0.56)	$(0.03)	$(0.26)	$(0.19)	$(0.32)	$(0.36)	$(0.53)	$(0.19)

SIERRA WIRELESS, INC. SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise indicated)	2021			2020(1)
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions (New)
Revenue	$53,657	$90,309	$74,578	$306,917	$81,561	$79,345	$77,629	$68,382
Gross margin	$10,676	$24,425	$22,086	$87,146	$23,343	$22,588	$23,030	$18,185
Gross margin %	19.9%	27.0%	29.6%	28.4%	28.6%	28.5%	29.7%	26.6%
Enterprise Solutions
Revenue	$28,793	$42,476	$33,484	$141,671	$38,917	$34,026	$34,089	$34,639
Gross margin	$13,473	$21,806	$15,641	$71,605	$20,023	$16,864	$17,978	$16,740
Gross margin %	46.8%	51.3%	46.7%	50.5%	51.5%	49.6%	52.7%	48.3%
Total
Revenue	$82,450	$132,785	$108,062	$448,588	$120,478	$113,371	$111,718	$103,021
Gross margin	$24,149	$46,231	$37,727	$158,751	$43,366	$39,452	$41,008	$34,925
Gross margin %	29.3%	34.8%	34.9%	35.4%	36.0%	34.8%	36.7%	33.9%
Revenue by Type:
Product	$47,207	$97,595	$74,389	$332,544	$87,856	$83,560	$84,820	$76,308
Connectivity, software, and services(1)	$35,243	$35,190	$33,673	$116,044	$32,622	$29,811	$26,898	$26,713

(1) Previously called 'Recurring and other services'

Contacts

Investor and Media Contact:
David Climie, Investor Relations
dclimie@sierrawireless.com

Investor Contact:
Samuel Cochrane, Chief Financial Officer
investor@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: November 9, 2021